Mail Stop 4561

February 19, 2009

U.S. Mail and facsimile to (808)544-0574.

Dean K. Hirata
Vice Chairman Chief Financial Officer
Central Pacific Financial Corp.
220 South King Street
Honolulu, Hawaii 96813

   Re: **Central Pacific Financial Corp.**
       Form 10-K for Fiscal Year Ended December 31, 2007
       Forms 10-Q for 2008
       File No. 001-31567

Dear Mr. Hirata

  We have completed our review of your Form 10-K and have no further comments at this time.

       Sincerely,

       Kevin W. Vaughn
       Branch Chief